UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

Tongsha Industrial Estate, East District

Dongguan, Guangdong 523217

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Cautionary Note Regarding Forward-Looking Statements

This Report, including the exhibits included herein, may contain forward-looking statements. Dogness (International) Corporation (the “Registrant”) has based these forward-looking statements on its current expectations and projections about future events. Actual results may differ materially from those discussed herein, or implied by, these forward-looking statements. Forward-looking statements are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project” and other similar expressions. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements included in this Report are subject to significant risks and uncertainties, including but limited to: risks and uncertainties associated with the integration of the assets and operations the Registrant has acquired and may acquire in the future; its possible inability to raise or generate additional funds that will be necessary to continue and expand its operations; the Registrant’s potential lack of revenue growth and other factors detailed in the its filings with the Securities and Exchange Commission. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Registrant’s control). The Registrant undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Other Events.

On June 3, 2022, the Registrant announced the closing of a previously announced securities purchase agreement with certain institutional investors for the sale of (i) an aggregate of 3,636,365 Class A common shares and (ii) warrants to purchase an aggregate of 2,181,819 Class A common shares to the investors. The offering was completed as a takedown from its shelf registration statement on Form F-3 (No. 333-229505).

Gross proceeds were approximately $12 million. After payment of expenses, the Registrant received approximately $10.9 million in net proceeds from the offering. The Registrant intends to use the net proceeds from the offering for working capital, capital expenditures, product development and other general business purposes.

A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Exhibits.

99.1	Press Release dated June 3, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dogness (International) Corporation

Date: June 3, 2022	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer